October 8, 2024

Robert W. Leasure
Chief Executive Officer
Inotiv, Inc.
2701 Kent Avenue
West Lafayette, IN 47906

       Re: Inotiv, Inc.
           Registration Statement on Form S-3
           Filed October 3, 2024
           File No. 333-282491
Dear Robert W. Leasure:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Griffin D. Foster, Esq.